October 31, 2023

Mr. John P. Buckel
President
Trust for Professional Managers
615 E. Michigan Street, 3rd Floor
Milwaukee, WI 53202

Dear Mr. Buckel:

This letter is to confirm the agreement of Mason Street Advisors, LLC (“Mason Street”) with Trust for Professional Managers (the “Trust”) to waive the management fees it is entitled to receive as the investment adviser of each of the series of the Trust listed on Schedule A attached hereto, which may be amended from time to time (each, a “Fund,” and collectively, the “Funds”), to the extent management fees to be paid to Mason Street exceed the management fees that Mason Street is required to pay to each Fund’s designated sub-adviser(s) for management of allocated portions of the Fund.  This waiver shall become effective with respect to a Fund at the time the Fund commences operations pursuant to an effective amendment to the Trust’s Registration Statement under the Securities Act of 1933, as amended, and shall continue for an initial term of two years, and will continue thereafter for subsequent one year periods unless terminated in accordance with the terms herein.  For the avoidance of doubt, management fees waived pursuant to this agreement are not subject to reimbursement by a Fund.  Our agreement to waive management fees may not be terminated by us without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld, except that we may, at our election, terminate this agreement, effective upon the end of the initial two-year period or the then-current one-year period, by providing the Trust at least ninety (90) days’ prior written notice of such termination.

Sincerely,

/s/ Bonnie Tomczak
Bonnie Tomczak
President, Mason Street Advisors, LLC

Accepted and agreed:

Trust for Professional Managers

/s/ John Buckel
By: John P. Buckel
President

SCHEDULE A

Series of Trust for Professional Managers
Column Small Cap Fund
Column Small Cap Select Fund
Column Mid Cap Fund
Column Mid Cap Select Fund